January 15, 2008

Mr. Timothy A. Geishecker
Senior Counsel
Mail Stop 4651
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	Nucor Corporation
Definitive 14A
Filed March 26, 2007
File No. 001-04119

Dear Mr. Geishecker:

This letter responds to your letter to Daniel R. DiMicco, Chairman and Chief Executive Officer of Nucor Corporation (“Nucor”), dated December 21, 2007 following your review of our response letter dated October 9, 2007. We have set forth below each of your comments. Nucor’s response is set forth below immediately following each of your comments.

1.
We note your response to comment number 4; however, it is unclear whether or not you benchmark. We note that you list your peer group companies. To the extent you are benchmarking compensation of your named executive officers against companies, you must identify the component companies. Please confirm you will comply with this response in future filings. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

Nucor Response.

Nucor does not benchmark compensation to the peer group companies. The Compensation Committee uses national surveys as general information to assist in its compensation level deliberations. In future filings, we will disclose how compensation survey information is used to assist in the compensation committee’s deliberations regarding compensation levels.

Mr. Timothy A. Geishecker
January 15, 2008

2.
We note your response to comment number 6. Please note that we are not looking for a calculation but rather how you determined and arrived at the amounts you disclose. Please confirm whether or not you base your determinations on the market, through negotiations with the named executive officers or through some other method.

Nucor Response.

The Compensation Committee reviews total compensation including post termination payments as compared to the market, using nationally recognized surveys, to ensure the levels of post termination payments are still appropriate. The post termination amounts disclosed and discussed in comment number 6 were originally put in place to address a significant gap in the market levels of total compensation.

In future filings, we will revise our narrative to discuss how we determined the appropriate benefit levels under the various circumstances disclosed.

Thank you for your attention to this matter. We hope that our responses address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 367-8634 should you have any questions or require further information.

Very truly yours,

/s/ Terry S. Lisenby

Terry S. Lisenby
Chief Financial Officer, Treasurer
and Executive Vice President

cc:	Victoria F. Haynes, Chairman
Compensation and Executive Development Committee

Daniel R. DiMicco, Chairman and Chief Executive Officer